

AMER SPORTS

For the period 1 January to 30 September 2003, Amer Group's net sales were EUR 836.8 million (January – September 2002: EUR 835.8 million). Operating profit amounted to EUR 82.3 million (2002: EUR 77.2 million). Profit before extraordinary items totalled EUR 76.0 million (2002: EUR 72.0 million) and earnings per share were EUR 2.27 (2002: EUR 2.23). Amer Group's net sales for 2003 as a whole are expected to be similar to 2002's (2002: EUR 1,101.9 million), whereas operating profit is expected to be around EUR 90-100 million (2002: EUR 103.0 million).

Foreign exchange rate movements reduced net sales by EUR 83 million and had a slightly negative impact on operating profit. Operating profit includes a gain of 23.0 million USD (EUR 20.5 million) from a favorable patent litigation case, which the Company recently settled in the USA.

In line with plan, Amer Group has continued its re-organisation of Wilson, which started in the spring. Golf and Racquet Sports' sales functions in the USA were re-organised during the summer. In addition, the remaining own assembly of golf clubs and golf bags will be outsourced at the beginning of 2004. Wilson's re-organisation and new cost structure are expected to lower Amer Group's overall cost base by approximately EUR 12 million in 2004. In the guidance for the year as a whole, additional costs of approximately EUR 4 million are included as a result.

Q3 NET SALES AND RESULTS

Third quarter net sales were EUR 301.1 million (2002: EUR 283.6 million). Foreign exchange rate movements reduced net sales by EUR 17 million during the quarter. Operating profit was EUR 57.5 million (2002: EUR 38.7 million), which includes a gain of 23.0 million USD (EUR 20.5 million) *from a favorable patent litigation case the Group settled in the USA. Foreign exchange rate movements had no major* impact on operating profit. Profit before extraordinary items totalled EUR 55.3 million (2002: EUR 36.5 million).

Sales of racquet sports equipment started to pick up again during the third quarter. In the USA, public sector organisations started to invest in fitness equipment after a quieter first half of the year. In Winter Sports, the peak delivery season to the trade started in September and deliveries that month were similar to last year's levels. In the golf business, by the end of the period under review, the season was tailing off.

Quarterly net sales and operating profit breakdowns for both Amer Group as a whole and its business areas are presented at the end of this report.

JANUARY - SEPTEMBER NET SALES AND RESULTS

Amer Group's net sales in January - September 2003 were EUR 836.8 million (2002: EUR 835.8 million). Operating profit was EUR 82.3 million (2002: EUR 77.2 million), including the EUR 20.5 million patent litigation gain. Profit before extraordinary items amounted to EUR 76.0 million compared to EUR 72.0 million in January - September 2002.



The sports equipment market continued to be challenging and demand for sports equipment did not recover significantly. Foreign exchange rate movements reduced net sales by EUR 83 million, due to the strengthening of the euro especially against the US dollar. The impact on operating profit was slightly negative.

The acquisition of Precor at the end of 2002 increased net sales by EUR 128.6 million and operating profit by EUR 14.1 million (after goodwill amortisation).

Geographically, sales were similar to 2002 in North America and in Europe but grew by 4% in Asia Pacific and declined by 12% in Japan. Sales in North America were boosted by the first time contribution of Precor.

Reviewing the Group's divisions, the Team Sports Division continued to perform well during the period. In the golf equipment market, competition continued to be tough and the Golf Division's sales were significantly down compared to last year. The Racquet Sports Division's sales were also lower than 2002's. Sales of Sports Instruments were reduced by a decline in demand for diving instruments as well as sales of non-core products. In Winter Sports, the delivery season started in September and deliveries that month were similar to last year's level. Amer Tobacco's sales declined as the Finnish cigarette market shrunk.

Return on capital employed (ROCE) was 17.7% (2002: 17.5%).

CAPITAL EXPENDITURE

The Group's gross capital expenditure amounted to EUR 11.4 million (2002: EUR 14.6 million) during the period under review.

RESEARCH AND DEVELOPMENT

A total of EUR 21.5 million was invested in research and development, representing 2.6% of net sales in the period (2002: EUR 16.4 million).

FINANCE

The Group's net financing expenses totalled EUR 6.3 million (2002: EUR 5.2 million).

The equity ratio increased to 49.3% from 45.6% as at the end of 2002 (54.8% as at 30 September 2002), while gearing decreased from 47% to 34% (15% as at 30 September 2002).

The Group's net debt decreased to EUR 153.8 million at the period end, compared to EUR 209.9 million as at 31 December 2002. Liquid assets amounted to EUR 23.8 million at the period end.



PERSONNEL

The Group employed 4,128 people at the end of the period under review compared to 3,939 at the year-end and an average of 4,112 during the period. At the end of the period, a total of 1,546 were employed in the US, 706 in Austria, 660 in Finland and 1,216 in the rest of the world.

SHARES AND SHAREHOLDERS

A total of 58.7% of the Group's shares in issue were traded during the period under review, of which approximately 13.15 million were traded on the Helsinki Exchanges and approximately 0.53 million on the London Stock Exchange, totalling 13.68 million shares. In Helsinki the share price low was EUR 26.03, the high EUR 36.50 and the average EUR 29.19. The Company's market capitalisation (excluding the shares owned by the Company) stood at EUR 707.5 million at the period end.

There were 11,776 registered shareholders at the end of September, whilst nominees accounted for 48% of the shares in issue at the period end.

In June, Fidelity International Limited announced that it's holding in Amer's share capital and voting rights had fallen to 9.90%.

During the period under review, a total of 198,550 new shares were registered. The shares were subscribed for as a result of an exercise of 1998 A/B/C warrants. As a result of the corresponding increase in the Company's share capital, Amer Group Plc's share capital totalled EUR 97,578,280 and the total number of shares in issue was 24,394,570 at the period end. In addition, the Company's share capital may increase further by 532,950 new shares as a result of the 1998 warrant subscription.

Amer Group Plc's Annual General Meeting approved on 20 March 2003 that the registered share capital of Amer Group be decreased by EUR 3,873,200 by cancelling without payment those 968,300 of its own shares the Company holds. However, the registration notification regarding the decrease was delivered to the Trade Register after the appropriate time period of one month had passed. Thus, according to the Companies Act, the AGM resolution to decrease the Group's share capital lapsed. Because the shares to be cancelled are held by the Company, the failed registration has no impact whatsoever on the operations of the Group or on its financial status. Therefore, the Group's Board of Directors decided that the matter can be resolved at the 2004 AGM and no extraordinary meeting is necessary prior to then.

At the end of the period the Board of Directors had no share issue authorisations outstanding.

AMER SPORTS



RACQUET SPORTS

In local currencies, the Racquet Sports Division's net sales declined 3% and operating profit also declined 3% in January - September. In both Europe and in Japan, sales were similar to 2002. Sales declined 6% in North America. During the third quarter of the year, sales picked up in all major markets and, in local currencies, sales in July – September grew by 4% compared to the same period last year.

The Company estimates that the global tennis market continued to decline during the period under review. The average tennis racquet selling price also continued to fall.

Sales of Wilson tennis racquets decreased 4%, tennis balls 4% and footwear 5%. Wilson's position as the global market leader in tennis racquets remained strong and in tennis balls Wilson remains number three.

During the period under review, shipments of Wilson's new Triad racquets as well as its new Pro Staff racquets started. Shipments of the new Hammer racquet model, Series H, commenced in May and the sales to date have been good in all markets. New footwear was also introduced during the period under review.

In August, Wilson renewed its agreement with the United States Tennis Association to provide the Official Ball of the U.S. Open through 2009.



WILSON H5

	Jan-Sept 2003	Jan-Sept 2002	Change %
NET SALES, EUR million	173.1	204.6	-15
OPERATING PROFIT, EUR million	18.5	22.4	-17
ROCE, 12 months' rolling average, %	48.8	51.7	


Wilson

GOLF

In the Golf Division, net sales and operating profit were significantly below expectations in January - September. Net sales in local currencies declined 16%. Sales fell by 24% in North America, by 3% in Europe and by 4% in Japan. Operating profit also declined due to lower prices, especially for golf balls.

In the US market, overall sales of golf clubs to the trade grew slightly in January - September. The US golf ball market declined but sales did start to grow again during the summer (source: National Golf Foundation, October 2003). The number of rounds played declined in the USA. In Europe the market remained flat whilst the Japanese market continued to be challenging.

Sales of Wilson golf clubs decreased 14%. The golf ball market continued to be extremely competitive and Wilson golf ball sales declined 24% as a result.

The re-organisation of Wilson started in the spring, together with related adjustments to Wilson's cost base in line with its business and current market situation. This is expected to lower Amer Group's overall cost base by approximately EUR 12 million in 2004 with most of the savings coming from the Golf Division. As part of the re-organisation, golf club assembly in Tullahoma, USA, and golf bag assembly in Springfield, USA, will be outsourced. The actions will result in additional costs of approximately EUR 4 million being incurred by the Golf Division in 2003.


Wilson
15
Wilson

WILSON JACK GOLF BALL

	Jan-Sept 2003	Jan-Sept 2002	Change %
NET SALES, EUR million	135.9	184.8	-26
OPERATING PROFIT, EUR million	-3.3	10.7	-
ROCE, 12 months' rolling average, %	-12.4	6.3	



TEAM SPORTS

In local currencies, the Team Sports Division's net sales grew by 5%. Operating profit was similar to 2002's. Sales outside the US grew by 3%.

The fastest growing product categories in Team Sports were baseball and softball bats (18%) and basketballs (11%). Bat sales grew in both the US and Japan due to product line extensions into the youth baseball market and shipments of bats designed specifically for the Japanese markets.

The basketball sales growth is being driven by the new five-year National Collegiate Athletic Association (NCAA) ball adoption, which took effect at the beginning of 2003. As a result of this agreement, Wilson's basketballs are used as official match balls in all NCAA tournament games. In addition, Wilson has entered into an agreement with Major League Soccer (MLS) in the U.S. to be its official retail soccer ball.

Wilson is the number one team sports company in the USA and its position is especially strong in American football, basketball and baseball.



NCAA GAME BALL

	Jan-Sept 2003	Jan-Sept 2002	Change %
NET SALES, EUR million	143.2	162.0	-12
OPERATING PROFIT, EUR million	17.5	20.8	-16
ROCE, 12 months' rolling average, %	34.1	40.4	



WINTER SPORTS

Net sales in local currencies declined 11% with reductions in all major markets during the first 9 months of the year. Sales of alpine skis declined 8%. However, Atomic retained its position as the No. 1 alpine ski brand in Europe.

Poor snow conditions at the beginning of the winter sports season 2002/2003 in Austria and Germany resulted in lower re-orders at the beginning of the current financial year.

The level of pre-orders for the 2003/2004 season was in volume terms close to last year's level. Lower price point products increased as a proportion of total sales. Deliveries are weighted towards the last quarter of the year to a greater extent than usual. The busiest period for deliveries started in September, continuing to the end of October. Deliveries in September were similar to 2002 levels.

With effect from the 2004/2005 season, the distribution of Atomic's products in Japan will be made through Amer Sports' local organisation. Distribution is currently undertaken by ASICS Japan.

The Company is expecting that there will be a slight downturn in the market in the 2003/2004 season. Sales during the remainder of the current year depend on snow conditions, their influence on sell-through and thus on supplementary orders from the trade. For the year as a whole, Atomic's net sales are expected to decline slightly compared to 2002. Profitability is expected to continue to be good.

ATOMIC



NEOX EBM 412
ELECTRONIC SKI BINDING

	Jan-Sept 2003	Jan-Sept 2002	Change %
NET SALES, EUR million	116.5	136.2	-14
OPERATING PROFIT, EUR million	12.3	23.0	-47
ROCE, 12 months' rolling average, %	35.1	46.1	



FITNESS EQUIPMENT

Fitness Equipment's net sales in local currencies were similar to last year's level. Operating profit grew by 24%. Sales of treadmills and cycles grew, whereas sales of elliptical cross-trainers declined slightly.

In North America, major club organisations are holding off on purchases, and consumers are similarly cautious. Public Sector organisations in the USA started to invest in fitness equipment again, which resulted in increased sales in the third quarter of the year following a quieter first half.

During the period, a new line of upright and recumbent cycles for club and commercial markets were brought to market. The new cycles pushed sales ahead in July-September.

Despite general uncertainty, the fitness sector as a whole is expected to continue growing. Further growth is also anticipated in the popularity of elliptical fitness equipment. The Fitness Equipment Division continues to have good growth opportunities especially outside North America.

PRECOR USA®


PRECOR

C846 CYCLE

	Jan-Sept 2003	Jan-Sept 2002 (pro forma)	Change %
NET SALES, EUR million	128.6	147.0	-13
OPERATING PROFIT, EUR million	19.3	18.6	4



SPORTS INSTRUMENTS
In local currencies, Suunto's net sales declined 5%. Operating profit declined 12%.

Sales of Suunto's wristop computers grew 6%. The global diving market declined and sales of Suunto's diving instruments fell by 12%. In contrast to market developments generally, sales of Suunto's diving instruments picked up in the third quarter. Wristop computers and diving instruments accounted for 61% of Suunto's net sales.

Suunto's sales in North America were similar to 2002 but declined in Europe by 9%. In Europe, sales were affected by the general decline in demand for diving instruments and also by the withdrawal of intermediate business from the product range.

In January, Suunto announced a partnership with Microsoft. This cooperation will lead to a new Suunto n3 sports wristop being launched in North America at the beginning of 2004.

In October, Suunto brought its new Suunto X3HR wristop computer, which features a heart rate monitor, to the market.

In March Suunto sold its wholly-owned subsidiary Ilotulitus Oy to Truebell Plc. The net sales of Ilotulitus Oy in 2002 were EUR 2.8 million.

SUUNTO



SUUNTO X3HR

	Jan-Sept 2003	Jan-Sept 2002	Change %
NET SALES, EUR million	55.9	61.8	-10
OPERATING PROFIT, EUR million	5.9	6.8	-13
ROCE, 12 months' rolling average, %	33.2	29.7	



AMER SPORTS

TOBACCO

Reflecting the decline in the Finnish tobacco product market, Amer Tobacco's net sales decreased by 3% to EUR 83.6 million (2002: EUR 86.4 million). Also, the growing popularity of lower-priced brands had a negative influence on Amer Tobacco's net sales. Operating profit was EUR 7.5 million (2002: EUR 7.3 million), benefiting from lower raw material costs.

Overall tobacco product deliveries to outlets in Finland declined by 2% in the period, mainly due to increased grey market activity.

Amer Tobacco's sales outside Finland increased. In addition to the increase in sales volumes of its own brands in Estonia, tax-free deliveries of Marlboro products to neighbouring markets contributed to the improvement.

	Jan-Sept 2003	Jan-Sept 2002	Change %
NET SALES, EUR million	83.6	86.4	-3
OPERATING PROFIT, EUR million	7.5	7.3	3

WILSON RE-ORGANISATION EXPECTED TO RESULT IN COST SAVINGS IN 2004

The re-organisation of Wilson's US businesses which started in April has continued in line with plan. Golf and Racquet Sports' US sales functions have been combined, whilst Wilson's central administration functions have been discontinued and decentralised.

As a part of the re-organisation, the assembly of golf clubs will be outsourced. Golf club assembly and the warehouse activity in Tullahoma, USA will thus be discontinued at the beginning of 2004. The warehouse functions will be shifted to Wilson's central warehouse in Nashville. Golf bag assembly in Springfield, USA, is also being discontinued and outsourced. Approximately 70 positions will be affected. These actions will result in additional costs of approximately EUR 4 million in 2003 being incurred by the Golf Division.

The re-organisation, together with related adjustments in Wilson's cost base in line with its business and current market situation, is expected to lower Amer Group's overall cost base by approximately EUR 12 million in 2004.



AMER SPORTS

AMER GROUP GAINS 23 MILLION USD FROM PATENT LITIGATION SETTLEMENT

Operating profit for the January – September 2003 period includes a gain of 23 million USD following the amicable settlement of a patent litigation case in the USA. The other party to the litigation, the Life Fitness division of Brunswick Corporation, will pay the settlement amount in two annual installments in 2003 and 2004, in return for a sublicense of the patent rights held by Precor, a part of Amer Group, to use technology for elliptical fitness equipment. In addition, Precor will receive royalties on future sales of products by Life Fitness that are covered by the patent.

DEVELOPMENTS SINCE THE END OF THE THIRD INTERIM PERIOD

In October, Fidelity International Limited announced that it's holding in Amer's share capital and voting rights had fallen to 4.97%.

2003 PROSPECTS

The world economy has shown some signs of recovery, however there is still uncertainty about its sustainability. Demand for sports equipment has stabilised, but is not expected to increase during the remaining few weeks of the current financial year.

Amer Group's net sales for 2003 as a whole are expected to be similar to 2002's (2002: EUR 1,101.9 million), whereas operating profit is expected to be around EUR 90-100 million (2002: EUR 103.0 million). The Group's cashflow and balance sheet are expected to remain strong.

Amer Group has set itself the goal of becoming the world's No 1 sports equipment company. With strong cash flows from operating activities and a strong balance sheet combined with a good position in the sports equipment market, Amer Group has a firm foundation to advance the strategic development of its businesses.

FIGURES IN EUR MILLION, UNAUDITED.	JAN-SEPT 2003	JAN-SEPT 2002	CHANGE %	JULY-SEPT 2003	JULY-SEPT 2002	CHANGE %	JAN-DEC 2002
CONSOLIDATED RESULTS							
NET SALES	836.8	835.8		301.1	283.6	6	1,101.9
Depreciation	28.5	24.6		9.3	7.9		34.4
OPERATING PROFIT	82.3	77.2	7	57.5	38.7	49	103.0
Net financing expenses	-6.3	-5.2		-2.2	-2.2		-7.4
PROFIT BEFORE EXTRAORDINARY ITEMS	76.0	72.0	6	55.3	36.5	52	95.6
Extraordinary items	-	-		-	-		-
PROFIT BEFORE TAXES	76.0	72.0		55.3	36.5		95.6
Taxes	-22.8	-20.2		-16.6	-10.2		-26.5
Minority interest	-0.3	0.0		-0.1	0.0		-0.6
PROFIT	52.9	51.8		38.6	26.3		68.5
Earnings per share, EUR	2.27	2.23		1.66	1.13		2.95
Adjusted average number of shares in issue, million	23.3	23.2		23.3	23.2		23.2
Equity per share, EUR	19.19	19.12					19.17
ROCE, % *)	17.7	17.5					18.3
ROE, %	15.7	15.4					15.5
Average rates used: EUR 1.00 = USD	1.11	0.93					0.94
AVERAGE PERSONNEL	4,112	3,794					3,827

*) 12 months rolling average

The relative proportion of the estimated tax charge for the full financial year has been charged against the results for the period.

In financial ratios shareholders' equity and number of shares exclude own shares.

FIGURES IN EUR MILLION, UNAUDITED	JAN-SEPT 2003	JAN-SEPT 2002	CHANGE %	JULY-SEPT 2003	JULY-SEPT 2002	CHANGE %	JAN-DEC 2002
NET SALES BY BUSINESS AREAS							
Racquet Sports	173.1	204.6	-15	57.5	60.2	-4	243.9
Golf	135.9	184.8	-26	32.2	39.2	-18	213.3
Team Sports	143.2	162.0	-12	38.6	41.4	-7	203.9
Winter Sports	116.5	136.2	-14	83.3	93.8	-11	201.6
Fitness Equipment	128.6	-	-	42.8	-	-	39.5
Sports Instruments	55.9	61.8	-10	16.4	17.7	-7	85.3
Tobacco	83.6	86.4	-3	30.3	31.3	-3	114.4
Total	836.8	835.8		301.1	283.6	6	1,101.9
OPERATING PROFIT BY BUSINESS AREAS							
Racquet Sports	18.5	22.4	-17	7.8	6.6	18	25.6
Golf	-3.3	10.7	-	-5.6	-2.1	-	7.1
Team Sports	17.5	20.8	-16	2.6	2.5	4	24.0
Winter Sports	12.3	23.0	-47	24.9	31.3	-20	39.6
Fitness Equipment	19.3	-	-	7.5	-	-	6.3
Sports Instruments	5.9	6.8	-13	1.9	2.1	-10	10.5
Tobacco	7.5	7.3	3	2.8	2.3	22	9.2
Headquarters	-4.7	-7.1		-1.2	-1.9		-9.2
Group goodwill	-11.2	-6.7		-3.7	-2.1		-10.1
Patent settlement	20.5	-	-	20.5	-	-	-
Total	82.3	77.2	7	57.5	38.7	49	103.0
GEOGRAPHIC BREAKDOWN OF NET SALES							
North America	444.9	435.7	2	135.5	122.4	11	558.5
Finland	76.6	80.9	-5	27.8	28.8	-3	109.5
Rest of Europe	217.3	215.1	1	97.7	96.5	1	296.0
Japan	40.4	46.1	-12	16.6	15.5	7	56.2
Asia Pacific	28.9	27.8	4	12.2	9.9	23	34.8
Other	28.7	30.2	-5	11.3	10.5	8	46.9
Total	836.8	835.8		301.1	283.6	6	1,101.9

FIGURES IN EUR MILLION, UNAUDITED

CONSOLIDATED CASH FLOW STATEMENT	Jan-Sept 2003	Jan-Sept 2002	Jan-Dec 2002
Net cash from operating activities	63.8	60.7	90.0
Net cash from investing activities	-5.1	-14.1	-177.8
Net cash from financing activities			
Dividends paid	-32.6	-25.9	-25.9
Issue of shares	2.6	0.9	1.4
Change in net debt	-37.0	-24.9	119.7
Net increase/decrease in cash and cash equivalents	-8.3	-3.3	7.4
Cash and cash equivalents at 1 January	32.1	27.4	25.7
Cash and cash equivalents at 30 September/31 December	23.8	24.1	33.1

CONSOLIDATED BALANCE SHEET

Assets	30 September 2003	30 September 2002	31 December 2002
Goodwill	279.5	183.0	312.1
Other intangible fixed assets	18.0	17.9	20.9
Tangible fixed assets	113.6	142.3	126.5
Long-term investments	49.0	54.8	50.3
Inventories and work in progress	139.0	140.1	156.4
Receivables	320.1	294.2	308.2
Marketable securities	0.5	-	-
Cash and cash equivalents	23.3	24.1	33.1
Assets	943.0	856.4	1,007.5
Shareholders' equity and liabilities			
Shareholders' equity	474.6	469.0	470.2
Minority interest	3.4	11.3	3.2
Provision for contingent losses	23.6	2.2	19.9
Long-term interest-bearing liabilities	60.1	49.7	48.2
Other long-term liabilities	16.6	19.5	17.3
Short-term interest-bearing liabilities	117.5	43.5	194.8
Other short-term liabilities	247.2	261.2	253.9
Shareholders' equity and liabilities	943.0	856.4	1,007.5
Equity ratio, %	49.3	54.8	45.6
Gearing, %	34	15	47
EUR 1.00 = USD	1.17	0.99	1.05

FIGURES IN EUR MILLION, UNAUDITED	30 SEPTEMBER 2003	30 SEPTEMBER 2002	31 DECEMBER 2002
CONTINGENT LIABILITIES AND SECURED ASSETS, CONSOLIDATED			
Charges on assets	-	-	-
Mortgages pledged	18.2	22.8	18.2
Guarantees	3.7	-	1.4
Liabilities for leasing and rental agreements	45.3	46.2	48.0
Other liabilities	35.2	38.3	32.0

There are no guarantees or contingencies given for the management of the company, the shareholders or the associated companies.

	30 SEPTEMBER 2003	30 SEPTEMBER 2002	31 DECEMBER 2002
DERIVATIVE FINANCIAL INSTRUMENTS			
Nominal value			
Foreign exchange forward contracts	286.6	219.6	217.9
Forward rate agreements	-	50.0	-
Interest rate swaps	107.3	-	119.2
Fair value			
Foreign exchange forward contracts	11.6	10.9	12.9
Forward rate agreements	-	-	-
Interest rate swaps	-2.5	-	-1.6

QUARTERLY BREAKDOWNS

EUR MILLION	III 2003	II 2003	I 2003	IV 2002	III 2002	II 2002	I 2002	IV 2001
NET SALES								
Racquet Sports	57.5	58.7	56.9	39.3	60.2	70.6	73.8	48.2
Golf	32.2	61.1	42.6	28.5	39.2	79.4	66.2	38.0
Team Sports	38.6	41.5	63.1	41.9	41.4	48.6	72.0	41.9
Winter Sports	83.3	7.2	26.0	65.4	93.8	11.3	31.1	68.2
Fitness Equipment	42.8	34.4	51.4	39.5	-	-	-	-
Sports Instruments	16.4	19.4	20.1	23.5	17.7	22.6	21.5	22.1
Tobacco	30.3	29.5	23.8	28.0	31.3	30.3	24.8	26.1
Total	301.1	251.8	283.9	266.1	283.6	262.8	289.4	244.5
OPERATING PROFIT								
Racquet Sports	7.8	6.9	3.8	3.2	6.6	9.5	6.3	2.5
Golf	-5.6	4.4	-2.1	-3.6	-2.1	12.9	-0.1	-6.3
Team Sports	2.6	4.0	10.9	3.2	2.5	6.6	11.7	4.4
Winter Sports	24.9	-9.0	-3.6	16.6	31.3	-6.8	-1.5	16.8
Fitness Equipment	7.5	2.9	8.9	6.3	-	-	-	-
Sports Instruments	1.9	1.8	2.2	3.7	2.1	3.1	1.6	2.2
Tobacco	2.8	3.2	1.5	1.9	2.3	3.3	1.7	2.1
Headquarters	-1.2	-1.0	-2.5	-2.1	-1.9	-3.1	-2.1	-2.4
Group goodwill	-3.7	-3.7	-3.8	-3.4	-2.1	-2.3	-2.3	-2.3
Patent settlement	20.5	-	-	-	-	-	-	-
Total	57.5	9.5	15.3	25.8	38.7	23.2	15.3	17.0

All forecasts and estimates mentioned in this report are based on the management's current judgement of the economic environment and the actual results may be significantly different.

Amer Group's 2003 results will be published on 5 February 2004. The Annual General Meeting will be held on 17 March 2004.